                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2002


                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

[TELECOM ITALIA LETTERHEAD]

PRESS RELEASE

Board of Directors adopts results for first nine months of 2002


TELECOM ITALIA GROUP

-        Income results improved despite write-downs of investment holdings

-	Significant efficiency gains alongside major 1,328 million euro cash cost reduction

-        Profitability up, debt down

-        Disposals plan completed ahead of target

-	Adopted a Group Code of Ethics and a Company Code of Behavior with regard to insider dealing

- Revenues: 22,440 million euros (+0.8% compared with the first nine months of 2001; +3% excluding exchange rate differences; +3.7% inclusive of changes to the area of consolidation)

- Gross operating result: 10,414 million euros (+3.7% compared with the first nine months of 2001; +5% excluding exchange rate differences and changes to the area of consolidation) +4.6% gross operating result for the third quarter of 2002 compared with the third quarter of 2001

- Operating income: 5,706 million euros (+11.1% compared with the first nine months of 2001; +10.5% excluding exchange rate differences and changes to the area of consolidation) +12.5% operating income for the third quarter of 2002 compared with the third quarter of 2001

- Parent company net income: 1,246 million euros (+1,574 million euros compared with the first nine months of 2001)

-	Free cash flow from operations: 6,588 million euros (+2,995 million euros)

- Net financial borrowings down 4,278 million euros compared with year-end 2001 to 17,664 million euros, in line with target

-        Debt composition further improved: 83% of total debt (64% at year-end
 2001) due beyond one year


TELECOM ITALIA SpA

- Revenues: 12,561 million euros (-1.5% compared with the first nine months of 2001, principally resulting from price cuts brought in by regulatory policy)

-	Major growth in innovative and broadband services

- Gross operating result: 5,585 million euros (+0.5% compared with the first nine months of 2001)

- Operating income: 3,101 million euros (+3.2% compared with the first nine months of 2001)

- Net income: 94 million euros (for the first nine months of 2001 a loss of 308 million euros)

-        Net financial borrowings down to 15,849 million euros

- Company Shareholders' Meeting called to decide upon the proposal to distribute a portion of the 2002 dividend in advance, through the withdrawal of a total amount of 1 billion euros from reserves

-        Dividend policy unchanged



Milan, 7 November 2002 - At today's meeting the Telecom Italia Board of Directors, chaired by Marco Tronchetti Provera, examined and adopted the Group and Parent company third-quarter accounts at September 2002<F1>[1].

Group earnings and margins during the first nine months of 2002 recorded a substantial improvement compared with the first nine months of 2001.

Consolidated net income recorded a profit of 1,246 million euros, an increase of 1,574 million euros compared with the 328 million euro loss registered for the first nine months of 2001.

This increase may principally be ascribed to the following factors:

-       improved operating income (+568 million euros, +11.1%)

- improved balance of long-term and equity investment income and charges (+299 million euros), plus an improved balance of extraordinary income and charges (+975 million euros), inclusive of capital gains from the disposal of equity interests (2,093 million euros), in addition to 1,799 million euros in equity investment write-downs and goodwill regarding Is TIM Turkey, Telekom Austria, Matrix, Corporacion Digitel and Netco Redes.

In the third quarter of 2002 the Group posted a consolidated net profit of 476 million euros, a 1,287 million euro improvement over the 811 million euro loss recorded for the third quarter of 2001.

Consolidated revenues for the first nine months of 2002 amounted to 22,440 million euros, an increase of 0.8% compared with the same period in 2001. Excluding the negative effect of exchange rate differences, the growth rate corresponded to 3%; changes to the area of consolidation<F2>[2] corresponded to 0.7%, which brings growth up to 3.7%. In the third quarter of 2002 revenues amounted to 7,451 million euros, a fall of 0.9%; however, taking into account changes to the area of consolidation, growth rises to 1.3%.

The Group's gross operating result corresponded to 10,414 million euros, a rise of 375 million euros (+3.7%) compared with the first three quarters of 2001, and amounting to 46.4% of revenues (45.1% for the first nine months of 2001). Excluding the effects of exchange rate differences and changes to the area of consolidation the figures posted a 5% rise. In the third quarter of 2002 the gross operating result amounted to 3,606 million euros (3,448 million euros in the third quarter of 2001), or 48.4% of revenues (45.9% in the third quarter of
2001).

Operating income of 5,706 million euros was up by 568 million euros compared with the first three quarters of 2001 (+11.1%). Excluding the effects of exchange rate differences and changes to the area of consolidation, growth of 10.5% was registered, accounting for 25.4% of revenues (23.1% for the first nine months of 2001). The rise in the headline figure was influenced by higher gross operating margins and lower depreciation. Third quarter 2002 operating income amounted to 2,044 million euros (1,817 million euros in the third quarter of 2001), or 27.4% of revenues (24.2% in the third quarter of 2001).

Free cash flow from operations for the first nine months of 2002 was equal to 6,588 million euros (+2,995 million euros). In the third quarter of 2002 it corresponded to 2,438 million euros (+1,487 million euros compared with the third quarter of 2001).

Consolidated net debt fell by 4,278 million euros compared with the end of last year (21,942 million euros), meeting plan targets, and corresponded to 17,664 million euros after dividend payout (3,247 million euros). Compared with 30 June 2002 this represented a 3,436 million euro reduction. The improved debt figure at 30 September reflected disposals undertaken during the first nine months of the year, after taking into account associated charges, worth an aggregate of 3,609 million euros. This included the disposals of Auna (1,998 million euros), Bouygues Decaux Telecom (750 million euros), Mobilkom Austria (756 million euros), Lottomatica (212 million euros), Sogei (176 million euros), Telemaco Immobiliare (219 million euros), 9Telecom (-529 million euros) and miscellaneous minor disposals (27 million euros). The proportion of debt reaching maturity beyond one year registered a significant rise, up from 64% at 31 December 2001 to 83% at 30 September 2002, as a result of the Telecom Italia SpA 2,500 million euro bond issue on 1 February 2002. This issue was part of the Global Note Program.


<F1> [1] In order to facilitate data comparison on equivalent terms, the figures for the first nine months of 2002 and for the third quarter of the year have been compared with figures from the preceding accounting periods reclassified with the Nortel Inversora Group (Telecom Argentina) consolidated using the shareholders' equity rather than the proportional method.

<F2> [2] During the third quarter of 2002 the following companies left the area of consolidation: 9Telecom Group, Sogei SpA, Consiel SpA and DataHouse SpA; new entrants to the area of consolidation were the Webegg Group, EpicLink SpA and Netesi SpA.



BUSINESS UNITS/OPERATIONS


Domestic Wireline

Please see the remarks below


Mobile (TIM Group)

Please see the press release issued yesterday (below).


Internet and Media (Seat Pagine Gialle Group)

Please see the press release issued yesterday.


Information Technology Market

The IT Market BU began operations in a reorganized form on 22 October 2002, divided into functions with responsibility for planning, development, administration and commercialization of IT products/solutions for the following target markets:

Government: central and local government market Finance: banking and the insurance company market Innovation, New Markets and Management Coordination

The following events had a bearing on the IT Market company area of consolidation:

- Disposal in July 2002 of 100% of the equity in Sogei SpA to the Italian Ministry of the Economy and Finance - the Department for Fiscal Policies, transferred on 31 July 2002. In consequence, Sogei is consolidated solely in regard of economic data referring to the first half of 2002.

- Disposal in July 2002 by Consiel of an equity interest in associated company Jmac Consiel SpA to Jmac-JMA Consultants Inc.

- Stipulation of a sales agreement on 2 August 2002 by Finsiel for the disposal of 100% of the capital of Consiel SpA to World Investment Partners S.A., with transferral of shares taking place on 3 October 2002.

- Foundation of Agrisian - Agricultural Consulting and Services S.c.p.a. on 2 August 2002.

Revenues for the first nine months of 2002 suffered a drop of 46 million euros compared with the same period during the preceding year as a result of lower turnover generated principally by Finsiel, Consiel and Banksiel, a consequence of reduced volumes of business and price reductions for major clients; offsetting this was growth registered by Intersiel, TeleSistemiFerroviari and Webred, associated with invoices for current operations undergoing testing during the period, and revenues generated by Insiel, Centrosiel and Sogei regarding the acquisition of new orders and new clients.

The gross operating result (71 million euros) and operating income (47 million euros) fell as a result of the price cuts mentioned above, and of the renewal of tenders on lower contractual payment terms. This was only partially offset by acquisition cost reductions and efficiency gains.

Compared with the corresponding quarter in 2001, the third quarter of 2002 registered revenues that were 26 million euros lower, continuing the trends of the first nine months of the year.


Information Technology Group

During the third quarter of 2002 the IT Group operations area of consolidation changed following the addition of the Webegg Group, which was acquired at the end of June, and the exit of Teco Soft Espana, which was sold off on 31 July 2002. This company was fully consolidated for the first half of 2002. Lower revenues were posted following revised pricing terms with the Domestic Wireline Business Unit.


South America

(Please see yesterday's press release for information on TIM subsidiary operating units)

In May 2002 the International Operations unit was disbanded and Telecom Italia-associated companies and company units were transferred to Domestic Wireline and to the central International Investments central management unit; South American region companies are now overseen by Latin America Operations.

In the first nine months of 2002 the Entel Chile Group and the Entel Bolivia Group, the Telecom Italia Latin America company and the Telecom Italia South America unit recorded revenues of 1,036 million euros, an 11.5% reduction compared with the same period in 2001, wholly resulting from currency fluctuations. Stripping out these fluctuations, revenues would have registered growth of 1.5%, as a result of growth at Entel Chile (+8.3% in local currency). This was offset by the effects of liberalization of the Bolivian market, in addition to suspension of the Management Fee contract with Telecom Argentina from 1 April 2002.

The gross operating result, corresponding to 346 million euros, posted a 56.5 million euro fall (-14.1%) compared with the corresponding period in 2001, of which around 50 million euros may be attributed to the exchange rate fluctuations regarding Chile and Bolivia. Excluding exchange rates, the reduction in gross operating result would have been 2%, following the withdrawal of the management fee paid by Telecom Argentina and the loss of profitability in Bolivia; these elements were offset by improved results in Chile, where higher profitability was registered from wireless operations. Operating income reflected the gross operating result performance.


* * *


Events occurring after 30 September 2002

-	On 1 October 2002 Telecom Italia entered into an agreement with News
Corporation to establish a sole single-platform Italian Pay-TV company, to be formed through the merger of Stream and Tele+ operations. Under the agreement Telecom Italia will have a 19.9% stake in the sole platform, and News Corporation shall control the remaining 80.1%. There are provisions for Telecom Italia and News Corporation to underwrite the contract for acquisition of Tele+, alongside an exclusive agreement with News Corporation to regulate relations between the two partners in the sole television platform. On closure of the deal, Telecom Italia shall pay a price corresponding to 31.84 million euros for its 19.9% stake in Tele+. Telecom Italia is to write off 147 million euros in trade receivables accrued by Group companies from Stream up to the end of 2002 (a figure wholly covered by provisions allocated in the 2001 accounts). At the same time News Corporation is to write off receivables and loans to Stream for an equal sum. The operation will result in overall gross charges of around 276 million euros for Telecom Italia, which are almost wholly covered by provisions made at 30 September 2002. Execution of this contract is conditional upon the receipt of approval from the relevant authorities.

- On 7 October 2002 TIM finalized the preliminary contract, signed on 7 August 2002, with the shareholders of Blu SpA for acquisition a 100% equity stake in Italy's number four GSM carrier. The purchased company shall subsequently be amalgamated into TIM SpA. Authorization for this move has already been issued by the Italian Competition and Markets Regulatory Authority, after a favourable opinion was expressed by the Communications Regulatory Authority. The provisional price for these shares, as paid by TIM to Blu SpA shareholders, is 18 million euros; the final price, and in consequence settlement of the balance, shall be undertaken at a later date on the basis of the certified balance sheet situation at the date that the contract becomes effective.

- Progetto Tiglio. The Telecom Italia Group transferred assets worth around 1,360 million euros to Tiglio I and to Tiglio II (of which approximately 50 million euros worth belonging to Seat Pagine Gialle; the Group also transferred around 840 million euros in real estate assets to Emsa following the split of the Im.Ser company, as well as transferring around 470 million euros in additional real estate assets). During the 2002 financial year the operation will have a positive pre-tax impact on earnings (gross capital gains plus extraordinary dividends) of 221.6 million euros for Telecom Italia SpA, and of
4.6 million euros for Seat Pagine Gialle. The financial impact on the net consolidated financial position in 2002, prior to tax, corresponds to 326.9 million euros, of which 39.8 million euros regarding Seat.

- As part of Telecom Italia's share buyback operation, authorized by the 7 November 2001 Telecom Italia Shareholders' Meeting in ordinary session, in the period between 1 October and 7 November a total of 4,448,000 savings shares were purchased at an average price of 5.10 euros per share for an investment corresponding to 23 million euros, as were 301,000 ordinary shares at an average price of 7.32 euros per share for an investment of 2 million euros. The aggregate number of shares bought back by the company since 1 January 2002 amounted to 27,488,000 savings shares at an average price of 5.47 euros per share, for a total of 150 million euros, and 4,748,000 ordinary shares at an average price of 8.24 euros per share for a countervalue of 40 million euros. The aggregate investment since the start of the year amounts to 190 million euros.

-	Telecom Italia has completed an agreement with Pagine Italia SpA to acquire the directories assets of Pagine Utili, the company unit principally responsible for the so-called pocket pages, which have around 60,000 advertisers. The deal calls for payment of Pagine Italia by way of 214 million Seat ordinary shares held by the Telecom Italia Group, corresponding to 1.9% of ordinary share capital. The company unit, which is expected to record 2002 revenues of 57 million euros and post a gross operating result of approximately 9 million euros, is being transferred debt-free and with working capital set at zero, with its staff of around 150 people. Completion of the deal is conditional upon receipt of approval from the Italian competition authorities. Following completion of the operation, decisions shall be taken on the terms and conditions for integrating this company unit into Seat Pagine Gialle.

-	On 2 October 2002 Telecom Italia launched Alice Time, an innovative ADSL offering that enables residential customers to surf the Net for less than the cost of a local call, drastically reducing Internet access costs. Telecom Italia has also rounded off its Alice range of offerings with the launch of two new solutions for advanced Web users, Alice 640 and Alice Mega. Alice 640 provides the full benefits of an always on broadband connection at a fixed price; Alice Mega includes real time high quality multimedia content capabilities, making it ideal for video conferencing and video on demand connections.

On 18 October TIM launched its commercial offerings for GSM service in Brazil. One thousand points of sale are now open in over 80 cities. Launch of this service will make it possible to realize the first Pan-South American GSM network.

-	Telekom Austria On 4 November 2002 Telecom Italia International N.V.
completed the private placement of 65 million Telecom Austria AG shares (corresponding to 13% of company capital) on the very day that the offer opened. A further 10 million shares were placed on 5 November by way of a fully exercised greenshoe option (corresponding to a further 2% of the company). The placement price was fixed at 7.45 euros per share, which was the upper limit of the range announced to investors. Aggregate pre-tax earnings from the sale of these 75 million shares amounted to 559 million euros. After this move, the Telecom Italia Group's holding in Telekom Austria has been reduced from 29.78% to 14.78%.

* * *

Operating income growth in 2002 is expected to match or exceed the figure for 2001, in confirmation of the announcement made to the market on 14 February 2002.

* * *

Telecom Italia SpA

Parent company Telecom Italia SpA registered net income of 94 million euros during the first nine months of 2002. During the same period in 2001 the company made a net loss of 380 million euros. Contributing to this improved result was better operational performance compared with the first nine months of 2001 (+95 million euros; +3.2%) and the balances of long-term investment and equity holdings income and charges (+99 million euros) and of extraordinary income and charges (+797 million euros), which were offset by higher taxes on income (+589 million euros). In the third quarter of 2002 the company registered a 294 million euro loss. The figure for the third quarter of 2001 was a 962 million euro loss.

Parent company revenues corresponded to 12,561 million euros, down 194 million euros (- 1.5%) compared with the first three quarters of 2001. The majority of this reduction, the result of regulatory policy, may be ascribed to traffic, which generated 6% lower revenues, despite a 4.3% increase in minutes carried, as a result of a 9.9% drop in average traffic yield (from 4.3 to 3.8 eurocents). This reduction was contained by strong growth in innovative services. Price cuts brought in by the price cap mechanism were partially offset by price redistribution operations, higher fees for interconnection with other operators, and a greater number of subscribers to the company's range of discount packages. In the third quarter of 2002 revenues corresponded to 4,131 million euros (4,202 million euros in the third quarter of 2001), down by 1.7%, once again predominantly owing to the effects of regulatory policy.

The gross operating result, corresponding to 5,585 million euros, registered a 30 million euro increase compared with the first three quarters of 2001 (+0.5%), and amounted to 44.5% of revenues (43.6% compared with the same period during the preceding financial year). The improved result was achieved through reduced consumption and containment of labour costs, which offset lower revenues. In the third quarter of 2002 the gross operating result was 1,840 million euros, a fall of 0.6%. This figure amounted to 44.5% of revenues (44.1% in the third quarter of 2001).

Telecom Italia SpA operating income for the first nine months of 2002 was 3,101 million euros, up 95 million euros (+3.2%) and corresponding to 24.7% of revenues (23.6% for the first nine months of 2001). In the third quarter of 2002 operating income was 1,013 million euros, after registering a rise of 2.5% compared with the third quarter of 2001. This was equal to 24.5% of revenues (23.5% in the third quarter of 2001).

Net income for the first nine months of the year, at 94 million euros, reflected extraordinary provisions for the equity stake in Telecom Italia International (1,052 million euros), associated principally with charges arising from the sale to LDCom of the equity stake in 9Telecom (440 million euros), the write-down of holdings in Telekom Austria (298 million euros) and in Netco Redes (88 million euros), and cancellation of the balance sheet value of the investment in Nortel Inversora (37 million euros).

Headcount at 30 September 2002 totalled 57,951, down 3,130 on the year-end 2001 figure. This was principally the result of redundancy inducements, disposals arising from mobility operations pursuant to law no. 223/1991, and the transfer of personnel following disposal of the Company's "Vehicle Management" unit.

Net financial borrowings of 15,849 million euros were down by 1,064 million euros compared with year-end 2001 (16,913 million euros), and down by 967 million euros compared with 30 June 2002 (16,816 million euros). The improvement on the end of last year was generated by money supply from operations (5,264 million euros), which more than compensated for investment requirements (1,921 million euros) and for the 2001 dividend payout (2,306 million euros). Net financial borrowings are inclusive of accounts payable to JP Morgan Chase (497 million euros) in the wake of the reduction of the exercise price for the options on Seat Pagine Gialle shares from 4.2 euros to 3.4 euros per share. The borrowings figure also showed an improvement following the securitization of an amount corresponding to 845 million euros at 30 September 2002. The breakdown of gross financial borrowings underwent a change following the issue of the Telecom Italia Bond launched on 1 February 2002 under the Global Note Program: the proportion of medium and long-term debt has risen from 58% at year-end 2001 to 76% at 30 September 2002.

* * *

In line with a similar operation announced yesterday to the market by the TIM subsidiary, Telecom Italia has also decided to undertake a distribution of reserves up to a maximum 1 billion euros, which will enable an anticipated distribution of part of the 2002 dividend. Taken together, these operations shall, among other things, enable Telecom Italia to enter the dividends distributed by its subsidiary onto this year's accounts, increasing its own share of profits and therefore creating conditions suited to ensuring continuity of its dividend distribution policy. This serves the interests of shareholders in general, investors, the Group and group companies, and responds to market expectations. The distributed dividend will allow the shareholders a full tax credit which may be used without limitation for up to 56.25%.

The Board of Directors of the company has given mandate to the Chairman to call a shareholders meeting of the company to deliberate upon such distribution

The ex-dividend date is foreseen for 16 December 2002, with payment on 9 December 2002.

* * *

The Group Code of Ethics and the Company Code of Behavior with regard to insider dealing is adopted.

The Board of Directors has also adopted a Group Code of Ethics and a Company Code of Behavior with regard to insider dealing.

The Code of Ethics underpins the entire corporate governance edifice. As such, it serves as a cornerstone for the whole system, providing a corpus of principles for an ethically-correct approach to business. This streamlined document contains a clear statement of the objectives and values underlying company operations, and refers to the principal stakeholders with whom the Group interacts on a daily basis: shareholders, the financial markets, customers, the community and personnel.

The Code of Behavior has been prepared in compliance with regulations introduced recently by the Italian Stock Exchange, which, as is commonly known, include the obligation for listed companies to make periodical disclosure regarding operations undertaken on listed securities belonging to the issuer and to its subsidiaries by parties who may have access to price sensitive information, with effect from 1 January 2003.

The document responds to the framework regulations published by the Italian Stock Exchange in the following ways:

-	A flexible approach to identifying the pool of persons who are subject to disclosure obligations, in order to be able to take into account contingent situations requiring access to confidential information.

-	Extension of the obligation to provide notification to include operations carried out on listed financial instruments issued by parent companies (in addition to subsidiary companies).

-	A significant reduction in the quantitative threshold regarding the size of operations subject to market notification on a quarterly basis (from 50,000 to 30,000 euros) or immediately at the time of execution (from 250,000 to 80,000 euros).

-	Extension of the obligation for transparency to include dealings regarding the exercise of stock options or pre-emption rights, in addition to all operations regarding financial instruments issued by Group companies, even when realized within the framework of management relations on an individual basis regarding investment portfolios for which the client has foregone the right to issue instructions.

-	"Black-out periods", that is to say predetermined periods during which persons who are subject to the provisions of the Code may not undertake dealings.

The Code of Behavior also provides for a system of strict sanctions which, for Directors and Auditors, includes the option of seeking removal from office from the Shareholders' Meeting. The Code is being brought into effect in advance of the compulsory date set out in the Stock Market Regulations (1 December 2002 as opposed to 1 January 2003). For notification purposes, dealings undertaken in the month of December 2002 shall be presented together with those undertaken during the first quarter of 2003.

On Friday 8 November at 3:30pm the Group and Parent company shall be illustrating the third-quarter 2002 results to the financial community during a conference call. Members of the media may follow the conference call by dialing +39 0633485042 and then pressing * followed by 0. In case of difficulties, call +39 06334844 or +39 0636879212. These presentations will be available on the company web site at www.telecomitalia.it/thirdquarter2002results 30 minutes prior to the conference call.


 Consolidated statements of income
 (millions of euro)

                                                      3rd quarter  3rd quarter  1.1 - 9.30.  1.1 - 9.30.  1.1 - 9.30.         Year
                                                             2002     2001 (*)          2002    2001 (*)          2001         2001
 A. SALES AND SERVICE REVENUES                               7,451        7,517       22,440       22,251       23,550       30,818
    Changes in inventories of work in progress,
         semifinished and finished goods                         4            4            5            5            5            0
    Changes in inventory of contract work in process            46           39           55          229          229        (115)
    Increases in capitalized internal construction
         costs                                                 108          167          356          335          375          581
    Operating grants                                             5            2            9           12           12           24

 B. STANDARD PRODUCTION VALUE                                7,614        7,729       22,865       22,832       24,171       31,308
    Raw materials and outside services (**)                (2,948)      (3,198)      (9,060)      (9,381)      (9,783)     (13,042)

 C. VALUE ADDED                                              4,666        4,531       13,805       13,451       14,388       18,266
    Labor costs (**)                                       (1,060)      (1,083)      (3,391)      (3,412)      (3,640)      (4,647)

 D. GROSS OPERATING PROFIT                                   3,606        3,448       10,414       10,039       10,748       13,619
    Depreciation and amortization                          (1,402)      (1,509)      (4,288)      (4,537)      (4,896)      (6,275)
      of which goodwill                                      (208)        (239)        (639)        (755)        (765)      (1,022)
    Other valuation adjustments                               (96)         (84)        (329)        (273)        (358)        (455)
    Provisions to reserves for risks and charges              (67)         (55)        (149)        (151)        (159)        (278)
    Net other income (expense)                                   3           17           58           60           54           63

 E. OPERATING INCOME                                         2,044        1,817        5,706        5,138        5,389        6,674
    Net investments and financial expense                    (538)        (691)      (1,829)      (2,128)      (2,260)      (3,955)
      of which value adjustments                             (195)        (279)        (598)      (1,053)      (1,051)      (1,956)

 F. INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES              1,506        1,126        3,877        3,010        3,129        2,719
    Net extraordinary income (expense)                       (834)      (1,816)        (728)      (1,703)      (1,724)      (3,452)

 G. INCOME (LOSS) BEFORE TAXES                                 672        (690)        3,149        1,307        1,405        (733)
    Income taxes                                             (209)           40      (1,294)      (1,120)      (1,197)        (925)

 H. NET INCOME (LOSS) BEFORE MINORITY INTEREST                 463        (650)        1,855          187          208      (1,658)
    Minority interest                                           13        (161)        (609)        (515)        (536)        (410)

 I. NET INCOME (LOSS)                                          476        (811)        1,246        (328)        (328)      (2,068)

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method

(**)Reduced by related cost recoveries



 Consolidated balance sheets
 (millions of  euro)


                                                                                  9.30.2002     6.30.2002     12.31.2001
 A. INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS
   Intangible assets                                                                    14,440        15,142        16,197
   Fixed assets                                                                         19,786        20,302        21,757
   Long-term investments:
   . equity investments and advances on future capital contributions                     3,004         5,496         6,586
   . other                                                                                 413           391           478

                                                                                        37,643        41,331        45,018
 B. WORKING CAPITAL
   Inventories                                                                             612           633           636
   Trade accounts receivable                                                             8,406         8,538         8,346
   Other assets                                                                          3,817         4,249         5,047
   Trade accounts payable                                                              (5,419)       (5,410)       (6,793)
   Reserves for risks and charges                                                      (2,632)       (3,348)       (3,053)
   Other liabilities                                                                   (7,287)       (7,357)       (6,601)

                                                                                       (2,503)       (2,695)       (2,418)

 C.INVESTED CAPITAL, net of operating liabilities                       (A+B)           35,140        38,636        42,600

 D.RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES                                        (1,365)       (1,391)       (1,350)

 E.INVESTED CAPITAL, net of operating liabilities
   and reserve for employee termination indemnities                     (C+D)           33,775        37,245        41,250


   Financed by:
 F.SHAREHOLDERS' EQUITY  (*)
   Parent Company interest                                                              11,567        11,265        13,522
   Minority interest                                                                     4,544         4,880         5,786

                                                                                        16,111        16,145        19,308

 G.MEDIUM/LONG-TERM DEBT                                                                16,973        17,067        16,083

 H.NET SHORT-TERM BORROWINGS
   Short-term borrowings                                                                 3,499         6,388         9,114
   Liquid assets and short-term financial assets                                       (2,999)       (2,414)       (3,505)
   Financial accrued expense (income) and deferred expense (income), net                   191            59           250

                                                                                           691         4,033         5,859

                                                                        (G+H)           17,664        21,100        21,942

 I.TOTAL                                                                (F+G+H)         33,775        37,245        41,250

(*)Net of  "receivables from shareholders for capital contributions"



Consolidated statements of cash flows
(mllions of euro)

                                                                              1.1 - 9.30. 1.1 - 9.30. 1.1 - 9.30.       Year
                                                                                    2002    2001 (*)        2001        2001
 A.   NET DEBT, AT BEGINNING OF YEAR                                             (21,942)    (17,233)    (19,029)    (17,233)

 B.   CHANGE IN SCOPE OF CONSOLIDATION                                                  0       (839)       (839)       (839)

 C.   CASH FLOWS - OPERATING ACTIVITIES
      Net income (loss) for the period                                              1,855         187         208     (1,658)
      Depreciation and amortization                                                 4,288       4,537       4,896       6,275
      (Gains) losses on sales of intangibles,
             fixed assets and long-term investments                               (2,097)       (130)       (130)       (330)
      Writedowns of intangibles,
             fixed assets and long-term investments                                 2,370       2,346       2,344       4,039
      Change in working capital (**)                                                   94     (1,192)     (1,225)         290
      Net change in reserve for employee termination indemniti                         15          64          64          31
      Foreign exchange gains (losses) and other changes                               649         465         263         136

                                                                                    7,174       6,277       6,420       8,783

 D.    CASH FLOWS - INVESTING ACTIVITIES
      Intangibles, fixed assets and long-term investments:                        (4,048)     (8,586)     (8,803)    (11,257)
      . intangible assets
        goodwill                                                                    (218)     (1,038)     (1,038)     (1,174)
        other investments                                                           (800)     (1,991)     (2,007)     (2,736)
      . fixed assets                                                              (2,049)     (2,763)     (2,950)     (4,254)
      . long-term investments                                                       (981)     (2,794)     (2,808)     (3,093)
      Proceeds from sale, or redemption value, of intangible,
           fixed assets and long-term investments                                   4,306         578         591       1,439

                                                                                      258     (8,008)     (8,212)     (9,818)
 E.    CASH FLOWS - FINANCING ACTIVITIES
      Contributions by shareholders                                                    58         247         247         240
      Capital grants                                                                   35          22          22          22

                                                                                       93         269         269         262

 F.   DIVIDENDS                                                                   (3,247)     (3,097)     (3,116)     (3,097)

 G.   CHANGE IN NET DEBT                                       (B+C+D+E+F)          4,278     (5,398)     (5,478)     (4,709)

 H.    NET DEBT, AT END OF PERIOD                              (A+G)             (17,664)    (22,631)    (24,507)    (21,942)

  (*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method

 (**) The difference with respect to the "consolidated balance sheets" is  due to changes in capital grants and  the utilization of reserves for risks and charges



The change in net debt is due to the following:
                                                                              1.1 - 9.30. 1.1 - 9.30. 1.1 - 9.30.       Year
       (millions of euro)                                                           2002    2001 (*)        2001        2001
      Increases (decreases) of medium/long-term debt                              (4,725)       4,862       4,945       9,350
      Increases (decreases) of short-term borrowings                                  447         536         533     (4,641)

      Total                                                                       (4,278)       5,398       5,478       4,709

  (*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method



Statements of income of Telecom Italia
   (millions of euro)

                                                                       3rd quarter 3rd quarter 1.1 - 9.30. 1.1 - 9.30.       Year
                                                                             2002        2001        2002        2001        2001
 A.  SALES AND SERVICE REVENUES                                              4,131       4,202      12,561      12,755      17,309
     Changes in inventory of contract work in process                            0         (2)         (4)        (16)        (19)
     Increases in capitalized internal construction costs                        3           0          10           4           6
     Operating grants                                                            0           0           0           1           0

 B.  STANDARD PRODUCTION VALUE                                               4,134       4,200      12,567      12,744      17,296
     Raw materials and outside services (*)                                (1,680)     (1,756)     (5,073)     (5,254)     (7,109)

 C.  VALUE ADDED                                                             2,454       2,444       7,494       7,490      10,187
     Labor costs (*)                                                         (614)       (592)     (1,909)     (1,935)     (2,616)

 D.  GROSS OPERATING PROFIT                                                  1,840       1,852       5,585       5,555       7,571
     Depreciation and amortization                                           (721)       (806)     (2,208)     (2,428)     (3,321)
     Other valuation adjustments                                              (59)        (42)       (157)        (98)       (159)
     Provisions to reserves for  risks and charges                            (44)         (6)        (78)        (43)       (100)
     Net other income (expense)                                                (3)        (10)        (41)          20         (8)

 E.  OPERATING INCOME                                                        1,013         988       3,101       3,006       3,983
     Net investments and financial expense                                     113       (373)     (1,032)     (1,131)       (377)
     of wich value adjustments                                               (369)       (102)       (533)       (421)       (775)

 F.  INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES                             1,126         615       2,069       1,875       3,606
     Net extraordinary expense                                             (1,105)     (2,049)     (1,336)     (2,133)     (2,893)

 G.  INCOME (LOSS) BEFORE TAXES                                                 21     (1,434)         733       (258)         713
     Income taxes                                                            (315)         472       (639)        (50)       (562)

 H.  NET  INCOME (LOSS)                                                      (294)       (962)          94       (308)         151

 (*) Reduced by related cost recoveries



 Balance sheets of Telecom Italia
 (millions of euro)


                                                                                9.30.2002  6.30.2002  12.31.2001
 A.  INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS
    Intangible assets                                                                1,331      1,340      1,318
    Fixed assets                                                                    13,353     13,493     14,109
    Long-term investments
    - equity investments and advances on future capital contributions               17,166     17,741     18,149
    - other                                                                            358        297        221

                                                                                    32,208     32,871     33,797
 B. WORKING CAPITAL
    Inventories                                                                         76         76         77
    Trade accounts receivable                                                        4,974      5,082      5,104
    Other assets                                                                     2,429      2,812      3,868
    Trade accounts payable                                                         (3,165)    (3,163)    (3,549)
    Reserves for risks and charges                                                 (1,273)    (1,298)    (1,613)
    Other liabilities                                                              (4,686)    (4,550)    (3,875)

                                                                                   (1,645)    (1,041)         12

 C.  INVESTED CAPITAL, net of operating liabilities                     (A+B)       30,563     31,830     33,809

 D.  RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES                                  (1,036)    (1,046)    (1,025)

 E.  INVESTED CAPITAL, net of operating liabilities
         and reserve for employee termination indemnities               (C+D)       29,527     30,784     32,784

     Financed by:
 F.  SHAREHOLDERS' EQUITY
     Share capital paid-in                                                           4,024      4,024      4,023
     Reserves and retained earnings                                                  9,560      9,555     11,697
     Net income                                                                         94        389        151

                                                                                    13,678     13,968     15,871

 G.  MEDIUM/LONG-TERM DEBT                                                          12,951     13,053     10,371

 H.  NET SHORT-TERM BORROWINGS
     Short-term borrowings                                                           4,166      5,068      7,538
     Liquid assets and short-term financial assets                                 (1,604)    (1,509)    (1,248)
     Financial accrued expense (income) and deferred expense (income) net              336        204        252

                                                                                     2,898      3,763      6,542

                                                                        (G+H)       15,849     16,816     16,913

 I.  TOTAL                                                              (F+G+H)     29,527     30,784     32,784



 Statements of cash flows of Telecom Italia
 (millions of euro)

                                                                                              1.1 - 9.30 1.1 - 9.30       Year
                                                                                                    2002       2001       2001
 A. NET DEBT, AT BEGINNING OF YEAR                                                              (16,913)   (16,839)   (16,839)


 B. CASH FLOWS - OPERATING ACTIVITIES
    Net income (loss) for the period                                                                  94      (308)        151
    Depreciation and amortization                                                                  2,208      2,428      3,321
    (Gains) losses on sales of intangibles, fixed assets and long-term investments                 (129)        (9)      (241)
    Writedowns of intangibles, fixed assets and long-term investments                              1,417      2,163      3,148
    Change in working capital (*)                                                                  1,663      (251)      (514)
    Net change in reserve for employee termination indemnities                                        11         28        (6)

                                                                                                   5,264      4,051      5,859
 C.  CASH FLOWS - INVESTING ACTIVITIES
    Intangibles, fixed assets and long-term investments:                                         (2,202)    (3,233)    (4,495)
    . intangible assets                                                                            (381)      (437)      (727)
    . fixed assets                                                                               (1,113)    (1,284)    (1,739)
    . long-term investments                                                                        (708)    (1,512)    (2,029)
    Intangibles, fixed assets and long-term investments
         purchased as a result of corporate transactions                                           (143)       (45)      (413)
    Proceeds from sale, or redemption value, of intangible,
         fixed assets and long-term investments                                                      281        158        975
    Intangibles, fixed assets and long-term investments
         sold as a result of corporate transactions                                                  143         50        280

                                                                                                 (1,921)    (3,070)    (3,653)
 D.  CASH FLOWS - FINANCING ACTIVITIES
     Capital contributions                                                                             9          9         10
     Capital grants                                                                                   18         18         19

                                                                                                      27         27         29

 E. DIVIDENDS                                                                                    (2,306)    (2,309)    (2,309)

 F. CHANGE IN NET DEBT                                                              (B+C+D+E)      1,064    (1,301)       (74)

 G.  NET DEBT, AT END OF PERIOD                                                     (A+F)       (15,849)   (18,140)   (16,913)

(*) The difference with respect to the "balance sheets" is due to entries affecting working capital.
       They refer to changes in capital grants, the use of the reserve for losses of subsidiaries and affiliates,
       the adjustment of medium/long-term loans   receivable to period-end exchange rates


The change in net debt is due to the following:

 (mllions of euro)                                                                            1.1 - 9.30 1.1 - 9.30       Year
                                                                                                    2002       2001       2001
    Increases (decreases) of medium/long-term debt                                                 2,580      5,512      7,183
    Increases (decreases) of short-term borrowings                                               (3,644)    (4,211)    (7,109)

    Total                                                                                        (1,064)      1,301         74


[TELECOM ITALIA LETTERHEAD]

PRESS RELEASE ATTACHMENT

First nine months of 2002: strong improvement in business operations, gross operating result up 3% and pre-tax operating income up 8.9%. Data services revenues up 1.4%. ADSL: 650,000 customers, 2,060 exchanges enabled covering 73% of the Internet population.

TELECOM ITALIA DOMESTIC WIRELINE

-	Revenues: 12,524 million euros
	(-1.07% compared with the first nine months of 2001)

-	Gross operating result: 5,842 million euros
	(+3 % compared with the first nine months of 2001)

-	Gross operating result/Revenues: 46.6%
	(44.8% in the first nine months of 2001)

-	Operating income: 3,543 million euros
	(+8.9% compared with the first nine months of 2001)

- 	Operating income/Revenues 28.3%
	(25.7% in the first nine months of 2001)


Milan, 7 November 2002 - The results for the first nine months of 2002 illustrate improved business management performance at Domestic Wireline, the Telecom Italia fixed-line telephony business unit headed by Telecom Italia CEO Riccardo Ruggiero.

These are the headline figures for the first nine months of 2002. Comparisons are provided with figures for the same period in 2001:

-	Revenues equalled 12,524 million euros, a fall of 1.07% compared with the first nine months of 2001. This extremely limited drop in revenues is a significant result that testifies to the effectiveness of the latest commercial offerings and innovative services launched by the company. Overall data services revenue growth (+1.4%) was driven particularly by growth in innovative data transmission and Web services (+44.8% compared with the first nine months of 2001).

-	The gross operating result equalled 5,842 million euros, a rise of 3%
compared with the first nine months of 2001. This corresponds to 46.6% of revenues, compared with 44.8% for the same period during the preceding year. Significant gross operating result growth was achieved by maintaining revenue levels and deployment of a strict cost-containment policy; compared with the first nine months of the preceding year, overall costs underwent a 4.4% reduction. The fall in costs was spearheaded by enhanced network efficiency, which resulted in a 23.6% drop in operating costs.

-	Net income was up by 8.9% to approximately 3,543 million euros. This corresponded to 28.3% of revenues over the first nine months of 2002, compared with 25.7% for the same period during the preceding year.

-	Domestic Wireline manages 27,194,369 fixed-line network connections (of which 5,694,787 are ISDN lines).

-	Broadband services continued to attract increasing customer numbers, with 650,000 subscribers compared with 585,000 at 30 June 2002. Nationwide the company has 2,060 ADSL-enabled exchanges (2,100 by the end of the year), offering service coverage corresponding to 73% of the Internet population.

-	The third quarter of 2002 saw extension of unbundling of the local loop, with 31,000 customers connected to networks belonging to other telecommunications carriers. During the first nine months of the year aggregate unbundled connections totalled 76,000, a figure which makes Italy the country with the second highest number of unbundled lines in Europe.

-	During the first nine months of 2002 a number of new commercial offerings were launched. These include Alice, a range of high-speed Internet access solutions that fully caters to customer needs. New innovative services were also rolled out in corporate data transmission networks and Internet access products, including new ad hoc business-oriented offerings such as ADSL Smart for SMEs, Full Business Security and Wireless LANs which offer wireless high-speed Internet access. Residential telephony customers are being targeted through a variety of offerings (Ricomincio da Te, Teleconomy Forfait and Teleconomy Zero), while business customers can choose from Offerta Corporate, Offerta Business and Teleconomy Zero Business, featuring wireless high-speed Internet access. During the third quarter wireless service was added to the Interbusiness range and to Hyperway corporate network services, for which new consumption-based price plans were also launched. Corporate Web services and personalized messaging services have been enhanced and expanded.

Communication & Media Relations: +3906.3688.2023/2066 www.telecomitalia.it/press

PRESS RELEASE ATTACHMENT

[TIM LETTERHEAD]

THE BOARD OF DIRECTORS APPROVES THE RESULTS AS OF SEPTEMBER 30, 2002

TIM GROUP

- Consolidated revenues: euro 8,010 million, a year- on- year increase of 6.3% (+11.2% excluding the depreciation of the exchange rates for Brazil and Venezuela)

- A gross operating profit of euro 3,903 million (+ 7.4%. Excluding exchange rate effects: +10%)

- Profitability: gross operating profit ratio 48.7% (48.2% in the first nine months of 2001)

- Operating income euro 2,713 million (+7.6%)

- Profit before extraordinary items and taxes:2,290 million + 15.4% compared to 2001

- Consolidated net income attributable to Parent company: euro 1,252 million (a year on year increase of +16.5%), This result reflects the net impact of the capital gains for euro 845 million from the disposals of BDT, Mobilkom Austria and Auna and the writing down of the shareholdings in Is TIM in Turkey and Digitel Venezuela for euro 748 million.

- Free operating cash flow: euro 2,438 million (euro 1,597 million in the first nine months of 2001)

- Net short-term assets at 30 September 2002: euro 310 million (+ euro 1,842 million compared to 31.12.2001

- Mobile lines: 37.3 million (+7% with respect to the same period in 2001)

TIM S.p.A.

- Revenues: euro 6,544 million ( +6.2% for the same period in 2001)

- VAS Revenues: euro 530 million (+ 38%)

- Gross operating profit : euro 3,458 million (+7.7%)

- Profitability: gross operating profit ratio 52.8% (52.1% in the first nine months of 2001)

- Operating income euro 2,620 million (+3.2% with reference to the same period of 2001)

- Profit before extraordinary items and taxes: 2,603 million + 2% compared to
2001

- Net income for the first nine months was euro 299 million (euro 1,745 million for the same period in 2001) due to extraordinary charges relating to the write-downs of Is TIM and Digitel The net impact of write-downs on income amounts to euro 1,345 million.

- Conferment of powers to convene the Shareholders' Meeting to discuss and pass resolutions of the reserves for a maximum amount of euro 1600 million

- The dividend policy is confirmed

November 6th, 2002 - The Board of Directors of TIM (TELECOM ITALIA Group) chaired by Carlo Orazio Buora has today approved report on business operations for the period closing 30 September 2002 as proposed by the Chief Executive Officer Marco De Benedetti

TIM Group  Consolidated

In the first nine months of 2002, the consolidated revenues of the TIM Group amounted to euro 8,010 million a 6.3% growth, (11.2% if allowance is made for the depreciation of the exchange rates.) During the third quarter the consolidated revenues of the TIM Group amounted to euro 2,825 million representing a year on year growth of 8.6%.

Gross operating profit for the first nine months of 2002 amounted to euro 3,903 million, representing a 7.4% increase compared to the same period in 2001. Net of exchange rate effects, the increase in the gross operating profit is 10%. The gross operating profit ratio rose to 48.7% (48.2% in the first nine months of 2001). During the third quarter the gross operating profit amounted to euro 1,415 million a year on year growth of 12.6%. with respect to the same period in 2001 and a gross operating profit ratio of 50.1% (48.3% in 2001).

Operating income for the first nine months at euro 2,713 million was 7.6% higher than in 2001 for the same period. The operating income for the third quarter of 2002 rose to euro 1,029 million compared to euro 904 million in the third quarter of 2001.

Profit before extraordinary items and tax for the first nine months was euro 2,290 million, representing a 15.4% year on year increase and yielding a profit margin that rose from 26.4% in 2001 to 28.6% in 2002.

Consolidated net income for the first nine months pertaining to the parent company amounts to euro 1,252 million and represents a 16.5% increase with respect to the first nine months of 2001. This result is in part accounted for by extraordinary capital gains for euro 845 million for the disposal of BDT (parent company of Bouygues Telecom), Autel (parent company of Mobilkom Austria) and Auna, as well as the extraordinary write-downs of IS TIM and Digitel for, respectively, euro 1,258 million and euro 75 million respectively. The amount of the writing-down, net of tax benefits, the impact of the write-downs on consolidated results was euro 748 million. The write downs take into account the change in the macroeconomic scenario, and the consequent repositioning of the business development plans and it represents an extraordinary and not a monetary item.

The TIM Group's investments in line with the 2002 - 2004 industrial plan, amounted to euro 1,027 million against euro 3,907 million in the first nine months of 2001. This reduction reflects the major industrial investment undertaken to acquire licences (Brazil and UMTS) and financial investments for the acquisition of international operations in the first nine months of 2001.

Free operating cash flow now stands at euro 2,438 million a considerable improvement with respect to the figure recorded in the first nine of months of 2001 (euro 1,597 million)

Net liquidity, after euro 2.019 million dividend disbursement, stands at euro 310 million, a euro 1,842 million. increase with respect to 31 December 2001. This significant improvement was in part the result of good operating performance and the net proceeds from the disposal of non-strategic shareholdings in Bouygues, Mobilkom Austria and Auna, for a total of euro 1,710 million.

The number of mobile lines of the TIM Group as of September 30, 2002 was 37.3 million (excluding the mobile lines of Bouygues Telecom and Amena, Mobilkom Austria and its subsidiaries) representing a year-on-year increase of 7% compared to the like for like data recorded as of December 31, 2001

The TIM Group personnel at 30 September 2002 stood at 17,532 units; an increase of 811 with respect to 31.12.2001.

TIM S.p.A.

In the first nine months of 2002 revenues amounted to euro 6,544 million against a 6.2% growth recorded for the same period in 2001. The revenues posted for the third quarter 2002 was euro 2,354 million representing a 9.3% growth compared to the same period in 2001.

Value-added service (VAS) revenues amounted to euro 530 million, 38% higher than in 2001. VAS revenues reach 8.5% of service revenues (6.5% in the same period of 2001)

The traffic minutes amounted to 27.3 billion, 9.3% year higher than in the same period last year (25 billion). Taking into consideration traffic generated by TIM customers only, the growth rate reaches 11%, in line with the growth recorded for the same period in 2001.

The Gross operating profit for the first nine months of 2002 was euro 3,458 million, 7.7% higher than for the same period in the preceding year.

The gross operating profit ratio rose to 52.8% (52.1% in the nine months of 2001) reflecting an improvement in operating efficiency. The gross operating profit for the third quarter 2002 was euro 1,276 million (+13.3% with respect to the same period of 2001) with a gross operating profit ratio of 54.2% (52.3% in
2001).

The operating income for the first nine months of 2002 amounted to euro 2,620 million, a 3.2% increase, This result has been achieved despite higher depreciation charges mainly due to the amortisation of the UMTS licence amounting to euro 91 million, which began in January 2002. The operating income for the third quarter 2002 was euro 1,007 million, an 11.8% growth year-on-year increase.

Profit before extraordinary charges and tax for the first nine months amounted to euro 2,603 million, a 2% year on year increase.

Net income for the first nine months stood at euro 299 million (euro 1,745 million in the preceding year) as a result of the extraordinary write-downs of TIM International, for euro 1,930 million, related to the write-downs of the shareholdings in Is TIM in Turkey ( -1,484 million) and Digitel Venezuela (-343 million) and to the adjustment in the valuation of the companies sold (-103 million). The net impact of the write- downs on the annual accounts amounted to euro 1,345 million The write downs take into account the change in the macroeconomic scenario, and the consequent repositioning of the business development plans and it represents an extraordinary and not a monetary item.

 Investments in the first nine months reached a total of euro 1,234 million of which euro 458 million for industrial investments and euro 776 million for financial investments.

Net liquidity  amounted to euro 346 million.

As of September 30, 2002 the number of mobile lines numbered 24.6 million, a 5.6% year on year increase (23.3 million lines as of 30 September 2001).

As of September 30, 2002 TIM personnel stood at 9,624 units (- 168 units when compared to 2001 year-end financial statements). In terms of traffic minutes per employee, productivity improved by 11.7% compared to the same period in the preceding financial year.

Results of the leading foreign subsidiaries and associate companies of the TIM Group as of September 30, 2002

Subsidiaries

Latin America

Brazil

TIM Group Brazil Average exchange rate (real/ euro):0.402370769

The TIM Brasil Group operates mobile network services throughout the entire country. The launch of GSM service in Brazil will enable TIM to pursue its strategic project for the region: the first Pan-South American GSM network. TIM is the only GSM operator authorised to operate throughout the entire Brazilian territory and is the only company to market its services under the same brand name. In the first nine months 2002 the consolidated revenues of the TIM Group Brazil amounted to 1,989 million reais, a year-on-year increase of 21.2%. The gross operating profit reached 657 million reais, in line with the same period in 2001. The gross operating profit ratio was 33% (39.9% in the first nine months 2001). The consolidated operating income, amounting to 86 million reais, registered a decline of 40.7% with respect to the first nine months of 2001. The reduction in profit margins reflects the results of companies that are still in the start-up phase.

Peru Tim Peru Average exchange rate (nuevo soles/ euro):0.308029719 The Company launched its service in January 2001. In the first nine months of 2002 revenues of the Company accounted for 200 million nuevo soles compared to 63 million nuevo soles for the same period in 2001. The gross operating profit for the first nine months was - 89 million nuevo soles against - 131 million nuevo soles for the same period in 2001. Operating income was -171 million nuevo soles. The Company is still in the start-up phase and gross operating profit and the operating income is still negative.

 Venezuela Corporacion Digitel Spot exchange rate (bolivares/euro) :0.000983345 In the first nine months of 2002 the Company posted revenues for 186,299 million bolivares a year-on-year increase of 63.2% compared to the same period in 2001 (114.136 million of bolivares). The gross operating profit was 33,766 million bolivares compared to 1,834 million bolivares for the same period in 2001. The gross operating profit ratio was 18.1% compared to 1.6% for the first nine months of 2001. Operating income was 463 million bolivares compared to - 18,276 million bolivares in the same period in 2001.

EUROPE

Greece Stet Hellas In the first nine months of 2002 the Company's revenues were euro 503 million (+ 27% with respect to the same period in 2001). The gross operating profit stood at euro 187 million (+32.6%) with a gross operating profit ratio of 37.2% with respect to 35.6% posted for the first nine months of 2001. Operating income, amounting to euro 99 million showed a year-on-year increase of 35.6%. with respect to the first nine months of 2001

 Associate companies (consolidated with the equity method)

EUROPE

Turkey Spot exchange rate (Turkish lira /euro):0.000000729 IS TIM IS TIM launched service at the end of March 2001. In the first nine months of 2002 the
- Company's revenues were 93,047 billion Turkish lire. The gross operating profit amounted to -143,536 billion Turkish lire. Operating income amounted to - 495,867 billion Turkish lire.


*   *   *

Reclassification and disbursement of reserves

The non-recurrent and non-monetary impact of the extraordinary charges relative to the write down of shareholdings undertaken in this period upon the profits posted by TIM SpA, will not change the dividend policy for shareholders which remains in line with the same period last year. To this effect, and taking into account the significant cash generated by operations and from the disposal plan, the Board has proposed to convene the Shareholders' Meeting on 11/12/2002 for the approval of the disbursement of dividends for an overall amount of euro 1,600 million thereby partially anticipating the 2002 dividend distribution.

Coupon detachment is scheduled for December 16, 2002 and dividend payment will be made starting December 19, 2002. The dividend per share of euro 0.1865 for both ordinary and savings shares gives right to a full tax credit which may be claimed without any limitations within 56.25% of euro 0.0554 of the dividend sum, and a limited, i.e. "not reimbursable tax credit, of 56.25% on a quota of euro 0.0963. The remaining euro 0.0348 will not benefit from tax credit since it refers to the distribution of the share premium reserve.

The Board will also propose to the Shareholders' Meeting the reclassification of the reserves stated among the liabilities via the transfer of euro 103,942,274.35 from the share premium reserve to the legal reserve and the transfer of euro 102,792,886.55from the legal reserve to the extraordinary reserve.

Merger of Blu The Board of Directors approved the merger by incorporation of Blu SpA, 100% controlled by TIM. TIM intends to complete the incorporation within December 31, 2002. With the incorporation of Blu into Tim (based on TIM's balance sheet as of September 30 and Blu's balance sheet as of October 7, 2002) TIM will take over all the assets, liabilities, commitments and charges of the incorporated company without the need for an increase in share capital, but simply by writing off the share capital of BLU, entirely owned by TIM.

TIM is pursuing an industrial project that envisages the full exploitation of the assets to be acquired with the merger (network infrastructure, sites, the call-centers of Calenzano and Florence and the human resources). The use of the call centers will enable TIM to cope with the growth in the volumes of the contracts expected and foreseeable in the mid-term by ensuring the quality of customer service, especially related to the management of value-added services. The availability of sites, BTS equipment and BSC will accelerate the process of geographical coverage of the UMTS network by providing a larger number of sites in urban areas and enhancing network capacity. The industrial project provides for the valuable integration of about 670 human resources of BLU into the organisational structure of TIM.

Convocation of the Ordinary and Extraordinary Shareholders' Meeting

The Board has given the Chairman, the Deputy Chairman and the Chief Executive Office powers to convene the Ordinary and Extraordinary Shareholders' Meeting to discuss, in ordinary session, the operations for the reclassification of the reserves, the distribution of reserves up to euro 1,600 million partially anticipating the 2002 dividend disbursement and to appoint new directors to the Board as the tenure of office of Oscar Carlos Cristianci, Gaetano Micciche' and Enrico Parazzini, co-opted by the Board meetings of respectively, May 6, July 24 and September 4 2002 lapses on the date of the next Shareholders' Meeting. The extraordinary session of the Shareholders' Meeting will be held to discuss and pass motions regarding the proposed merger by incorporation of. Blu.

The tables on the balance sheet, income statement and cash flow statement in Euro are attached herewith.

Communication & Media Relations: +39 06 3688 2023/2066
Ufficio Stampa TIM: +39 06 3688 2499
Investor Relations: +39 06 3900 3798
www.telecomitalia.it/stampa

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Releases included in this Form 6-K contain certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

-	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

-	the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to market share loss and pricing pressures generally;

-	the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

-	the impact of regulatory decisions and changes in the regulatory environment;

-	the impact of the economic crisis in Argentina, the slowdown generally in Latin American economies and the slow recovery of economies generally on the international business of the Telecom Italia Group focused on Latin America and on its foreign investments and capital expenditures;

-	the continuing impact of rapid changes in technologies;

-	the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

-	the impact of fluctuations in currency exchange and interest rates;

-	Telecom Italia's ability to implement successfully its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

-	the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

-	Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

-	Telecom Italia's ability to realize the benefits of the merger of SEAT and Tin.it;

-	SEAT's ability to successfully implement its internet strategy;

-	the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

-	the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

-	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 7, 2002


                                                   TELECOM ITALIA S.p.A.


                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager